Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Tweets related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

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Tweet: Changing the status quo is labor-intensive - and New @TMobile will be planning to accomplish A LOT of change. We’ll need more help to do it. Key info: http://newtmobile.com [link to Phone Arena article below]

•	Tweet: We’re ready for New T-Mobile. Aren’t you? More info: http://NewTMobile.com

NEVILLE RAY (Twitter @NevilleRay)

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Tweet: The New T-Mobile will challenge the status quo on 5G, on prices, in home broadband and economic growth. We will supercharge the #Uncarrier movement and ONLY New T-Mobile will have the mix of spectrum to build a truly broad and deep nationwide 5G network! http://NewTMobile.com [video transcribed below]

T-Mobile CEO Legere stuffs critics of the Sprint merger by reiterating a major promise

By Alan Friedman, Phone Arena, April 4, 2019

T-Mobile and Sprint continue to await regulatory approval for the merger between the third and fourth largest U.S. carriers, respectively. The FCC and the DOJ still need to sign off on the deal, and as we told you yesterday, some analysts have been reducing their odds that the deal will close. T-Mobile CEO John Legere today reiterated something that he has been saying since the deal was announced nearly a year ago. In a post written on the carrier’s blog, Legere maintained that the merger will “jobs-positive” from the first day. That contradicts the Communication Workers of America (CWA); the labor union says the deal will cause more than 28,000 people to lose their jobs.

While overlapping stores will close resulting in job losses, and those holding duplicate job titles will get axed, Legere says that the New T-Mobile will have more than 130 million customers following the closing of the merger. As a result, Legere says that the company will need “A LOT of people.” The executive points out that T-Mobile has already committed to opening five new state-of-the-art customer experience centers in addition to expanding the centers it already has open. Each new center will result in the creation of 1,000 new jobs. T-Mobile will also expand its Team of Experts, a more personal style of customer service. This will require more customer care agents than Sprint already has. And the localized service available from Team of Experts means that if the deal is allowed to close, T-Mobile will move Sprint’s overseas customer care team to the states.

Legere also says that the New T-Mobile will open 600 stores to cover rural areas and small towns that are not served by T-Mobile or Sprint presently. These stores will create 5,000 new jobs. Overall, the executive says that by 2024, the combined firm will have 11,000 more employees than if both companies remained independent. And Legere adds that the 5G economy is estimated to generate $275 billion in investment and produce $500 billion in economic growth including the addition of 3 million new jobs. T-Mobile itself will spend $40 billion over the first three years following the merger. The money will be used toward expanding the company’s network and its business.

“So, let me be really clear on this increasingly important topic. This merger is all about creating new, high-quality, high-paying jobs, and the New T-Mobile will be jobs-positive from Day One and every day thereafter. That’s not just a promise. That’s not just a commitment. It’s a fact. To achieve what we’re setting out to do – become the supercharged Un-carrier that delivers new value, ignites competition and delivers nationwide real 5G for All – the New T-Mobile will provide an amazing and compelling set of services for consumers. There is no doubt that growth will result from that. If we build it, they will come.”-John Legere, CEO, T-Mobile

T-Mobile has been through a similar test before and passed with flying colors. Back in 2013, when T-Mobile decided to buy MetroPCS, the naysayers were predicting 10,000 people would lose their jobs once the deal closed. Since then, T-Mobile has added tens of thousands of jobs at the pre-paid carrier, doubling the number of subscribers and stores.

And for those who worry that cutting the number of major U.S. carriers by 25% will reduce competition and lead to higher prices, there is something else to consider. With the combined T-Mobile-Sprint becoming a stronger competitor to Verizon and AT&T, the deal could keep the nation’s two largest carriers from raising their prices.

The following is a transcript of a video released in connection with the transaction:

Today, Americans in many places have too few options, and consumers often pay too much for too little. The other guys want to protect the status quo, stifle innovation and charge a premium, while offering 5G only to the few.

But we don’t need to settle for the status quo.

The New T-Mobile will supercharge competition and bring unprecedented 5G connectivity across the nation. And we won’t charge a dollar more for it.

John J. Legere: “This consolidation will lead to lower prices.”

The combined company will challenge other broken industries, forcing them to respond, and we will create thousands of new jobs for Americans.

Marcelo Claure: “Blue collar, white collar jobs. Jobs in urban, suburban and rural America.”

Most of all, we will ensure our country’s tech leadership in the 5G era.

John J. Legere: “This is the kind of network needed to fuel the next wave of mobile internet innovation in the United States. And nowhere is that more important than rural America.”

Bringing this revolutionary technology to everyone, everywhere.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.